Pricing Supplement To prospectus dated October 10, 2006, prospectus supplement dated November 13, 2006 and product supplement AF dated May 1, 2008	Pricing Supplement No. 735AF Registration Statement No. 333-137902 Dated September 18, 2009; Rule 424(b)(2)
Deutsche Bank AG
Structured Investments	Deutsche Bank $9,665,000 Buffered Return Enhanced Notes Linked to the S&P 500® Index due October 6, 2010
General
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The notes are designed for investors who seek a return of two times the appreciation of the S&P 500® Index up to a Maximum Return on the notes of 15.90% at maturity.  Investors should be willing to forgo coupon and dividend payments and, if the Index declines by more than 10%, be willing to lose some or all of their investment.

•	Senior unsecured obligations of Deutsche Bank AG, London Branch maturing October 6, 2010†.
•	Minimum purchase of $10,000. Minimum denominations of $1,000 and integral multiples thereof.
•	The notes priced on September 18, 2009 (the “Trade Date”) and are expected to settle on September 23, 2009.
Key Terms
Issuer:	Deutsche Bank AG, London Branch
Index:	The S&P 500® Index (the “Index”)
Upside Leverage Factor:	2
Payment at Maturity:
If the Ending Index Level is greater than the Initial Index Level, you will receive a cash payment that provides you with a return per $1,000 face amount of notes equal to the Index Return multiplied by 2, subject to a Maximum Return on the notes of 15.90%.  For example, if the Index Return is equal to or more than 7.95%, you will receive the Maximum Return on the notes of 15.90%, which entitles you to a maximum payment at maturity of $1,159.00 for every $1,000 face amount of notes that you hold.  Accordingly, if the Index Return is positive, your payment per $1,000 face amount of notes will be calculated as follows, subject to the Maximum Return.

$1,000 +[$1,000 x (Index Return x 2)]

Your investment is protected against up to a 10% decline of the Index at maturity.  If the Ending Index Level declines from the Initial Index Level by 10% or less, you will receive the face amount of your notes at maturity.
If the Ending Index Level declines from the Initial Index Level by more than 10%, you will lose 1.1111% of the face amount of your notes for every 1% that the Index has declined below 10% of the Initial Index Level and your final payment per $1,000 face amount of notes will be calculated as follows:

$1,000 + [$1,000 x (Index Return + 10%) x 1.1111]
You will lose some or all of your investment at maturity if the Ending Index Level declines from the Initial Index Level by more than 10%.
Buffer Amount:	10%
Downside Factor:	1.1111
Index Return:	The performance of the Index from the Initial Index Level to the Ending Index Level, calculated as follows:
Ending Index Level – Initial Index Level
Initial Index Level
The Index Return may be positive or negative.
Initial Index Level:	1,068.30, the Index closing level on the Trade Date.
Ending Index Level:	The arithmetic average of the Index closing levels on each of the five Averaging Dates.
Averaging Dates†:	September 27, 2010, September 28, 2010, September 29, 2010, September 30, 2010 and October 1, 2010 (the “Final Valuation Date”)
Maturity Date†:	October 6, 2010
Listing:	The notes will not be listed on any securities exchange.
CUSIP:	2515A0 S2 0
†	Subject to postponement in the event of a market disruption event as described in the accompanying product supplement for return enhanced notes.
Investing in the Buffered Return Enhanced Notes involves a number of risks.  See “Risk Factors” beginning on page 13 of the accompanying product supplement for return enhanced notes and “Selected Risk Considerations” beginning on page 4 of this pricing supplement.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement for return enhanced notes, the prospectus supplement and the prospectus.  Any representation to the contrary is a criminal offense.
	Price to Public(1)	Fees(2)	Proceeds to Issuer
Per note	$1,000.00	$10.00	$990.00
Total	$9,665,000.00	$58,820.00	$9,568,350.00

(1)  Certain fiduciary accounts will pay a purchase price of $990.00 per note, and the placement agents with respect to sales made to such accounts will forgo any fees.
(2) JPMorgan Chase Bank, N.A. and J.P. Morgan Securities Inc., acting as placement agents for the notes, will receive a fee from the Issuer of $10.00 per $1,000 face amount of notes, but will forgo any fees for sales to certain fiduciary accounts. The total fees represent the amount that the placement agents received from accounts other than such fiduciary accounts.
The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency. In addition, the notes are not guaranteed under the Federal Deposit Insurance Corporation’s Temporary Liquidity Guarantee Program.
CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Notes	$9,665,000.00	$539.31

JPMorgan
Placement Agent
September 18, 2009

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this pricing supplement t together with the prospectus dated October 10, 2006, as supplemented by the prospectus supplement dated November 13, 2006 relating to our Series A global notes of which these notes are a part, and the more detailed information contained in product supplement AF dated May 1, 2008. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

Product supplement AF dated May 1, 2008:
http://www.sec.gov/Archives/edgar/data/1159508/000119312508099393/d424b21.pdf

Prospectus supplement dated November 13, 2006:
http://www.sec.gov/Archives/edgar/data/1159508/000119312506233129/d424b3.htm

Prospectus dated October 10, 2006:
http://www.sec.gov/Archives/edgar/data/1159508/000095012306012432/u50845fv3asr.htm

Our Central Index Key, or CIK, on the SEC website is 0001159508. As used in this pricing supplement “we,” “us” or “our” refers to Deutsche Bank AG, including, as the context requires, acting through one of its branches.

This pricing supplement, together with the documents listed above, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before deciding to invest in the notes.

What is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Index?

The following table and graph illustrate the hypothetical total return at maturity on the notes.  The “total return” as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 face amount of notes to $1,000.  The hypothetical total returns set forth below use the Initial Index Level of 1,068.30 and the Maximum Return on the notes of 15.90%.  The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes.  The numbers appearing in the following table, graph and examples have been rounded for ease of analysis.

Ending Index Level	Index Return	Total Return
1922.94	80.00%	15.90%
1762.70	65.00%	15.90%
1602.45	50.00%	15.90%
1495.62	40.00%	15.90%
1335.38	25.00%	15.90%
1281.96	20.00%	15.90%
1153.23	7.95%	15.90%
1121.72	5.00%	10.00%
1095.01	2.50%	5.00%
1078.98	1.00%	2.00%
1068.30	0.00%	0.00%
1014.89	-5.00%	0.00%
961.47	-10.00%	0.00%
908.06	-15.00%	-5.56%
854.64	-20.00%	-11.11%
747.81	-30.00%	-22.22%
640.98	-40.00%	-33.33%
534.15	-50.00%	-44.44%
427.32	-60.00%	-55.56%
320.49	-70.00%	-66.67%
213.66	-80.00%	-77.78%
106.83	-90.00%	-88.89%
0	-100.00%	-100.00%

Maximum Return is 15.90%

The following examples illustrate how the total returns set forth in the table and graph above are calculated.

Example 1: The level of the Index increases from the Initial Index Level of 1,068.30 to an Ending Index Level of 1,121.72.  Because the Ending Index Level of 1,121.72 is greater than the Initial Index Level of 1,068.30 and the Index Return of 5.00% multiplied by 2 does not exceed the Maximum Return of 15.90%, the investor receives a payment at maturity of $1,100 per $1,000 face amount of notes calculated as follows:

$1,000 + [$1,000 x (5.00% x 2)] = $1,100

Example 2: The level of the Index decreases from the Initial Index Level of 1,068.30 to an Ending Index Level of 961.47.  Because the Ending Index Level of 961.47 is less than the Initial Index Level of 1,068.30 by not more than the Buffer Amount of 10%, the investor will receive a payment at maturity of $1,000 per $1,000 face amount of notes.

Example 3: The level of the Index increases from the Initial Index Level of 1,068.30 to an Ending Index Level of 1,175.13.  Because the Index Return of 10.00% multiplied by 2 exceeds the Maximum Return of 15.90%, the investor receives a payment at maturity of $1,159.00 per $1,000 face amount of notes, the maximum payment on the notes.

Example 4: The level of the Index decreases from the Initial Index Level of 1,068.30 to an Ending Index Level of 854.64.  Because the Ending Index Level of 854.64 is less than the Initial Index Level of 1,068.30 by more than the Buffer Amount of 10%, the Index Return is negative and the investor will receive a payment at maturity of $888.89 per $1,000 face amount of notes calculated as follows:

$1,000 + [$1,000 x (-20% + 10%) x 1.1111] = $888.89

Selected Purchase Considerations

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APPRECIATION POTENTIAL – The notes provide the opportunity to enhance equity returns by multiplying a positive Index Return by 2, up to the Maximum Return on the notes of 15.90%, or $1,159.00 for every $1,000 face amount of notes.  Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

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LIMITED PROTECTION AGAINST LOSS – Payment at maturity of the face amount of the notes is protected against a decline in the Ending Index Level, as compared to the Initial Index Level, of up to 10%.  If the Ending Index Level declines by more than 10% of the Initial Index Level, for every 1% decline of the Index below 10% of the Initial Index Level, you will lose an amount equal to 1.1111% of the face amount of your notes.

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CERTAIN TAX CONSEQUENCES – You should review carefully the section of the accompanying product supplement entitled "Certain U.S. Federal Income Tax Consequences," which contains the opinion of our special tax counsel, Davis Polk & Wardwell LLP, with respect to the tax consequences of an investment in the notes. Although the tax consequences of an investment in the notes are uncertain, based on that opinion we believe it is reasonable under current law to treat the notes as prepaid financial contracts for U.S. federal income tax purposes. Under this treatment, you should not be required to recognize taxable income prior to the maturity of your notes, other than pursuant to a sale or exchange, and your gain or loss on the notes should be short-term capital gain or loss.

If the Internal Revenue Service (the "IRS") were successful in asserting an alternative treatment for the notes, the timing and/or character of income on the notes might differ materially and adversely. We do not plan to request a ruling from the IRS, and no assurance can be given that the IRS or a court will agree with the tax treatment described in this pricing supplement and the accompanying product supplement. In December 2007, the Department of the Treasury ("Treasury") and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, such as the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; and the degree, if any, to which income (including any mandated accruals) realized by non-U.S. holders should be subject to withholding tax. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect.
Under current law, the United Kingdom will not impose withholding tax on payments made with respect to the notes.

For a discussion of certain German tax considerations relating to the notes, you should refer to the section in the accompanying prospectus supplement entitled "Taxation by Germany of Non-Resident Holders."

We do not provide any advice on tax matters. Both U.S. and non-U.S. holders should consult their tax advisers regarding all aspects of the U.S.  federal tax consequences of investing in the notes (including possible alternative treatments and the issues presented by the December 2007 notice), as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Selected Risk Considerations

An investment in the notes involves significant risks.  Investing in the notes is not equivalent to investing directly in the Index or any of the component stocks of the Index.  These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement for return enhanced notes.

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YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS – The notes do not guarantee any return of your investment.  The return on the notes at maturity is linked to the performance of the Index and will depend on whether, and the extent to which, the Index Return is positive or negative.  Your investment will be exposed on a leveraged basis of 1.1111% to each 1% decline in the Ending Index Level below the 10% Buffer Amount as compared to the Initial Index Level.

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YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM RETURN – If the Ending Index Level is greater than the Initial Index Level, for each $1,000 face amount of notes, you will receive at maturity $1,000 plus an additional amount that will not exceed the Maximum Return of 15.90% per $1,000 face amount, regardless of the appreciation in the Index, which may be significant.

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THE NOTES ARE SUBJECT TO OUR CREDITWORTHINESS —  An actual or anticipated downgrade in our credit rating will likely have an adverse effect on the market value of the notes. The payment at maturity on the notes is subject to our creditworthiness.

•	THE NOTES DO NOT PAY COUPONS – Unlike ordinary debt securities, the notes do not pay coupons and do not guarantee any return of the initial investment at maturity.

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NO DIVIDEND PAYMENTS OR VOTING RIGHTS – As a holder of the notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of stocks comprising the S&P 500® Index would have.

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CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY – While the payment at maturity described in this pricing supplement is based on the full face amount of your notes, the original issue price of the notes includes the agent’s commission and the cost of hedging our obligations under the notes through one or more of our affiliates.  As a result, the price, if any, at which Deutsche Bank (or its affiliates), will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you.  The notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your notes to maturity.

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LACK OF LIQUIDITY – The notes will not be listed on any securities exchange. Deutsche Bank (or its affiliates) intends to offer to purchase the notes in the secondary market but is not required to do so.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily.  Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Deutsche Bank (or its affiliates) is willing to buy the notes. If you have to sell your notes prior to maturity, you may not be able to do so or you may have to sell them at a substantial loss.

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POTENTIAL CONFLICTS – We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes.  In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.

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MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES – In addition to the level of the Index on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected volatility of the Index;

•	the time to maturity of the notes;

•	the dividend rate on the common stocks underlying the Index;

•	interest and yield rates in the market generally;

•	geopolitical conditions and a variety of economic, financial, political, regulatory or judicial events; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

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THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE NOTES ARE UNCLEAR – There is no direct legal authority regarding the proper U.S. federal income tax treatment of the notes, and we do not plan to request a ruling from the IRS. Consequently, significant aspects of the tax treatment of the notes are uncertain, and no assurance can be given that the IRS or a court will agree with the treatment described herein. If the IRS were successful in asserting an alternative treatment for the notes, the timing and/or character of income thereon might differ materially and adversely from the description herein. As described above under "Certain Tax Consequences," in December 2007, Treasury and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, such as the notes. Any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. Both U.S. and non-U.S. holders should review carefully the section of the accompanying product supplement entitled "Certain U.S. Federal Income Tax Consequences," and consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes (including possible alternative treatments and the issues presented by the December 2007 notice), as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Use of Proceeds and Hedging

Part of the net proceeds we receive from the sale of the notes will be used in connection with hedging our obligations under the notes through one or more of our affiliates.  The hedging or trading activities of our affiliates on or prior to the Trade Date and on the Averaging Dates could adversely affect the value of the Index and, as a result, could decrease the amount you may receive on the notes at maturity.

Historical Information

The following graph sets forth the historical performance of the S&P 500® Index based on the daily Index closing levels from September 12, 1999 through September 18, 2009.  The Index closing level on September 18, 2009 was 1,068.30.  We obtained the Index closing levels below from Bloomberg, and we have not participated in the preparation of, or verified, such information.  The price source for determining the Ending Index Level will be the Bloomberg page “SPX” or any successor page.

The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level on any of the Averaging Dates.  We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment.

S&P 500® Index

The S&P 500® Index is intended to provide a performance benchmark for the U.S. equity markets. The calculation of the level of the S&P 500® Index is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time as compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943.

For further information on the S&P 500® Index, see “S&P 500® Index” in the accompanying product supplement.

Supplemental Plan of Distribution

JPMorgan Chase Bank, N.A. and J.P. Morgan Securities Inc. will act as placement agents for the notes and will receive a fee from the Issuer that will not exceed $10.00 per $1,000 face amount of notes, but will forgo any fees for sales to certain fiduciary accounts. The total fees represent the amount that the placement agents received from accounts other than such fiduciary accounts.